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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X             Form 40-F
                              ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes               No  X
                              ---              ---

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

Exhibit 99.1: a notice of correction to confirm the closing date and the subscribers of the Company's issuance of new shares to an investor group led by Newbridge and AIG by way of a private placement, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 19, 2003;

Exhibit 99.2: a corporate disclosure on the change in the Company's major shareholders following the completion of the new share issuance to an investor group led by Newbridge and AIG on November 18, 2003, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 19, 2003; and

Exhibit 99.3: a corporate disclosure on the Company's new largest shareholder following the completion of the new share issuance on November 18, 2003, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 19, 2003.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            HANARO TELECOM, INC.



Date: November 19, 2003                     By: /s/ Young Wan Cho
                                                --------------------------------
                                                Name:  Young Wan Cho
                                                Title: Vice President

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                                  EXHIBIT INDEX



Exhibit No.       Description
-----------       -----------

99.1: a notice of correction to confirm the closing date and the subscribers of the Company's issuance of new shares to an investor group led by Newbridge and AIG by way of a private placement, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 19, 2003.

99.2: a corporate disclosure on the change in the Company's major shareholders following the completion of the new share issuance to an investor group led by Newbridge and AIG on November 18, 2003, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 19, 2003.

99.3: a corporate disclosure on the Company's new largest shareholder following the completion of the new share issuance on November 18, 2003, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 19, 2003.